

May 2, 2012

<u>Via E-mail</u>
Elka Yaron
President and Chief Executive Officer
Eco Planet Corp.
93 S Jackson St #34786
Seattle, WA 98104-2818

> **Re:** **Eco Planet Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 25, 2012**
> **File No. 333-179130**

Dear Ms. Yaron:

We have reviewed the amendment to your registration statement and have the following comment.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to disclose your election under Section 107(b) of the Act:

    - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable in your critical accounting policy disclosures in MD&A; or

    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Jonathan D. Strum, Esq.